RegenMed, Inc.



ANNUAL REPORT

125 Field Point Rd., B5

GREENWICH, CT 06830

(203) 962-2598

https://rgnmed.com/

This Annual Report is dated April 30, 2025.

BUSINESS

RegenMed develops proprietary high-quality integrated datasets comprising primary real-world clinical data. The Company's patented Circles platform represents a turnkey and closed longitudinal system. It eliminates the data ownership challenges, manipulation artifacts, critical gaps, and AI errors of "big data" solutions.
The Company was formed in 2014 as Regenerative Medicine LLC, a Delaware Limited Liability Company, and converted to a Delaware corporation, RegenMed, Inc, in September of 2024. .

Circles datasets are cloud-based, low-cost, technically robust, regulatorily-compliant, and highly scalable. They offer excellent user experience for busy clinicians and their patients anywhere in the world. Circles generate clinical, scientific and financial value in the context of any medical condition, wellness objective, and patient cohort.

The Company operates on a Software-as-a-Service model. Its revenues derive principally from recurring Subscription and Case charges, which have grown over the past three years at an accelerating compounded annual rate of 63% with gross margins exceeding [90%]. The Company's clients include hospitals, independent provider groups, product manufacturers, and other categories in North America and Europe.
High quality real-world evidence datasets are pivotal to the $12 billion value-based care market, the $500 billion clinical research market, and the $40 billion complementary and alternative medicine market, among other addressable opportunities. They are essential to delivering higher quality medical care, to more people, and at a lower cost. This is the Company's mission.

RegenMed is led by management and board members combining many decades of healthcare, financial, IT and business operational experience.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $1,615,000.00
Use of proceeds: Startup Funds
Date: December 31, 2023
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $467,100
Use of proceeds: Startup Funds
Date: December 31, 2024
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Revenue

Revenue for fiscal year 2024 was $280,793 compared to $96,500 in fiscal year 2023. The increase in revenue from 2023 to 2024 was due to our growing client base and expansion in recurring revenue streams. As we onboarded more clients and enhanced our SaaS platform, revenue saw steady growth.

Cost of Sales

Cost of Sales for fiscal year 2024 was $25,053 compared to $18.050 in fiscal year 2023. There was little relative change in cost of sales over the two years as we operate a SaaS-based business model, which allows for minimal variable costs while maintaining high gross margins.

Gross Margins

Gross margins for fiscal year 2024 were $255,741 compared to $78,450 in fiscal year 2023. The increase in gross margins aligned with our higher revenues, as our client base grew, while the cost of sales remained minimal. The scalable nature of our business allowed us to achieve increased profitability with rising sales.

Expenses

Operating expenses for fiscal year 2024 were $1,135,679 compared to $1,035,770 in fiscal year 2023. The increase in expenses was driven by investments in product development, the expansion of our sales force, and rising operational costs as we continue to grow. These investments were made to drive future revenue growth.
Historical results and cash flow:

We are currently in the growth stage and are revenue-generating. We are of the opinion that our historical cash flows will not be fully indicative of the revenue and cash flows expected for the future because we anticipate significant growth in recurring revenue as we continue to onboard more clients globally. Past cash was primarily generated through sales and equity investments. Our goal is to further expand our client base and increase monthly recurring revenue as we scale our SaaS platform to new markets. Given our anticipated scale and future plans to license data for AI healthcare models, we expect future cash flows to outpace historical figures.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $35,268.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

None

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Michael P Tierney

Michael P Tierney's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: September, 2014 - Present

Responsibilities: Chief Executive Officer, Legal Counsel. Michael Tierney has received in the past Restricted Stock Awards. Michael Tierney does not currently receive an annual salary for their role and their salary will commence, subject to board approval, upon the completion of the Reg CF offering.

Other business experience in the past three years:

Employer: Dramatic Health, Inc.

Title: CFO

Dates of Service: January, 2004 - March, 2024

Responsibilities: Financial Director

Name: Laura Prey

Laura Prey's primary role is primary role is with Prey Consulting. Ms. Prey currently spends 3 -5 hours per week in her role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: March 28 2025 - Present

Responsibilities: Co-founder, Chairman, Clinical/Scientific Advisory Board

Other business experience in the past three years:

Employer: Prey Consulting

Title: Owner

Dates of Service: June, 2022 - Present

Responsibilities: Executive Technology Consultant

Name: Susan Elizabeth Ryder

Susan Elizabeth Ryder's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer

Dates of Service: September, 2017 - Present

Responsibilities: As the Financial Director I am responsible for finance systems, maintenance of financial accounts, billing, collections, payroll and financial planning and analysis. Susan currently receives a salary of $16,000.

Name: Dolph Courchaine

Dolph Courchaine's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Information Technology Officer

Dates of Service: January, 2025 - Present

Responsibilities: Responsible for the overall product development and engineering of the inCytes ™ and Benchmarc™ technologies and will oversee and manage all corporate technology systems. Salary: $200,000

Other business experience in the past three years:

Employer: Voyageur Resources, LLC

Title: Owner and Digital Strategy Consultant

Dates of Service: January, 2018 - Present

Responsibilities: Self Employed under sole member LLC to provide technology and digital strategy consulting to various health care companies.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Voting Shares

Stockholder Name: Tierney Family 2007 Spray Trust (Michael P Tierney as Grantor)

Amount and nature of Beneficial ownership: 1,554,034
Percent of class: 89%

RELATED PARTY TRANSACTIONS

The Company has issued Convertible Notes from time to time to its principal shareholders, J. William Futrell, and the Tierney Family 2007 Spray Trust. The terms of such Convertible Notes are consistent with terms of similar securities issued to early stage companies such as the Company.

OUR SECURITIES

- Class A Voting Shares

The amount of security authorized is 15,000,000 with a total of 1,747,924 outstanding.

Voting Rights

one vote per share

Material Rights

There are no material rights associated with Class A Voting Shares.

- Class B Non-Voting Common Stock, Restricted

The amount of security authorized is 15,000,000 with a total of 524,260 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock, Restricted.

Material Rights

These outstanding shares include shares subject to the terms of Restricted Stock Agreements.

- Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

As determined by the Board of Directors upon issuance.

Material Rights

As determined by the Board of Directors upon issuance.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest. An investment in the Company (also referred to as "we·, "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and lin1itations as needed to raise capital. The tem1s of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. A substantial majority of the voting control of the Company is owned indirectly by the Company's CEO and this entity will exercise voting control. Prior to the Offering, the Company's CEO, Michael Tierney is the Grantor of a trust that beneficially owns a substantial majority of the Class A Voting Shares of the Company. Subject to any fiduciary duties owed to other stockholders under Delaware law, this entity may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This stockholder may have interests that are different from yours. For example, this stockholder may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, this stockholder could use its voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. it is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with No Voting Rights The Class B Non-Voting Shares that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings" which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that DealMaker Securities instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation Crowd Funding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new products could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies enter the market and reduce potential market share, investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. Our patents and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render our intellectual property rights unenforceable through some other mechanism. If competitors are able to bypass our intellectual property rights without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our intellectual property rights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would impact a significant potential revenue stream for the Company. The cost of enforcing our intellectual property rights could prevent us from enforcing them Intellectual property litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our intellectual property rights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our intellectual property rights outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our intellectual property rights could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our intellectual property rights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthem1ore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not lin1ited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal lin1itations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. The Company's CEO does not currently receive a salary The Company's CEO, who is also the founder and principal security holder, currently does not receive a salary, which may reduce the CEO's financial incentive in the near term. However, as the founder and largest shareholder, the CEO remains heavily invested in the Company's success, though any future decision to compensate the CEO could significantly increase the Company's operating expenses, potentially affecting profitability and investor returns.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2025.

RegenMed, Inc.

By   /s/ *Michael P Tierney*

     Name: RegenMed, Inc.

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS

RegenMed

RegenMed Inc
(the "Company")
a Delaware Corporation

Pre-Audit Draft Financial Statements (unaudited)

Years ended December 31, 2023 & 2024

Table of Contents



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REGENMED INC
STATEMENT OF FINANCIAL POSITION

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets:		
Cash & cash equivalents	36,268	60,817
Cash - Restricted	9,392	-
Other Current Assets	2,122	2,091
Total Current Assets	47,782	62,907
Non-Current Assets:		
Intangible assets, net	732,264	1,202,777
Total Non-Current Assets	732,264	1,202,777
TOTAL ASSETS	780,046	1,265,684
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	25,383	12,809
Other current liabilities	2,536	1,564
Total Current Liabilities	27,919	14,373
Non-Current Liabilities:		
Accrued Interest - Related Party Convertible Notes Payable	-	203,540
Related Party Convertible Notes Payable	-	1,615,000
Total Non-Current Liabilities	-	1,818,540
TOTAL LIABILITIES	27,919	1,832,913
EQUITY		
Common Stock - Class A	1,741	-
Common Stock - Class B	422	-
Member's Capital	-	6,627,973
Additional paid-in capital	9,395,590	-
Accumulated deficit	(8,645,625)	(7,195,202)
TOTAL EQUITY	752,127	(567,229)
TOTAL LIABILITIES AND EQUITY	780,046	1,265,684

No assurance is provided on these financial statements. These statements are in draft form and subject to change pending completion of the audit

REGENMED INC
STATEMENT OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Revenues		
Income	280,793	96,500
Cost of sales	(25,053)	(18,050)
Gross Profit	255,741	78,450
Operating Expenses		
Financing expenses	4,938	3,834
General and Administrative	48,666	41,389
Rent expense	13,347	16,178
Legal and Professional fees	30,248	49,923
Payroll and Employee Benefits	633,609	578,447
Sales and Marketing	56,016	34,384
Amortization expense	348,856	311,614
Total Operating Expenses	**1,135,679**	**1,035,770**
Total Loss from Operations	**(879,939)**	**(957,320)**
Other (Expense)		
Other Income	8,585	14,299
Interest expense	(173,335)	(153,520)
Other expense	(24,111)	-
Foreign Currency Exchange Gains (Loss)	(6,317)	2,735
Total Other Income (Expense)	**(195,178)**	**(136,486)**
Net Income (Loss)	**(1,075,117)**	**(1,093,806)**

No assurance is provided on these financial statements. These statements are in draft form and subject to change pending completion of the audit

REGENMED INC
STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,075,117)	(1,093,806)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Prior period adjustments	(375,306)	3,061
Amortization expense	348,856	311,614
Other Current Assets	(31)	428
Accounts Payable	12,574	3,457
Other current liabilities	972	1,495
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(12,936)	320,055
Net Cash provided by (used in) Operating Activities	(1,088,054)	(773,752)
INVESTING ACTIVITIES	-	-
Intangible Asset	121,658	(227,214)
Net Cash provided by (used in) Investing Activities	121,658	(227,214)
FINANCING ACTIVITIES		
Accrued Interest - Related Party Convertible Notes Payable	(203,540)	153,520
Related Party Convertible Notes Payable	(1,615,000)	815,000
Common Stock - Class B	422	-
Common Stock - Class A	1,741	-
Member's Capital	(6,627,973)	(5,942)
Additional paid-in capital	9,395,590	-
Net Cash provided by (used in) Financing Activities	951,240	962,579
Cash at the beginning of period	60,817	99,203
Net Cash increase (decrease) for period	(15,156)	(38,387)
Cash at end of period	45,660	60,817

No assurance is provided on these financial statements. These statements are in draft form and subject to change pending completion of the audit

REGENMED INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

| | Common Stock - Class A | | Common Stock - Class B | | Member's | | Retained earnings | Total Shareholder's |
	# of Shares	$ Amount	# of Shares	$ Amount	Capital	APIC	(Deficit)	Equity
Beginning balance at 1/1/23	-	-	-	-	6,633,915	-	(6,104,456)	529,458
Member Contribution/ Distribution	-	-	-	-	(5,942)	-	-	(5,942)
Prior period adjustment	-	-	-	-	-	-	3,061	3,061
Net income (loss)	-	-	-	-	-	-	(1,093,806)	(1,093,806)
Ending balance at 12/31/23	-	-	-	-	6,627,973	-	(7,195,202)	(567,229)
Conversion of Convertible Notes	-	-	-	-	2,458,975	-	-	2,458,975
Member Contribution/ Distribution	-	-	-	-	308,641			308,641
Net income (loss)	-	-	-	-	-	-	(730,569)	(730,569)
Net Member's Capital & Retained Earnings before conversion	-	-	-	-	9,395,589	-	(7,925,771)	1,469,819
Conversion of LLC to Corporation	-	-	-	-	(9,395,589)	9,395,589	-	-
Net Member's Capital & Retained Earnings after conversion 09/04/2024	-	-	-	-	-	9,395,589	(7,925,771)	1,469,819
Issuance of Stock	1,741,192	1,741	422,242	422	-	-	-	2,163
Prior period adjustment	-	-	-	-	-	-	(375,306)	(375,306)
Net income (loss)	-	-	-	-	-	-	(344,549)	(344,549)
Ending balance at 12/31/24	1,741,192	1,741	422,242	422	-	9,395,589	(8,645,625)	752,127

No assurance is provided on these financial statements. These statements are in draft form and subject to change pending completion of the audit

No assurance is provided on these financial statements. These statements are in draft form and subject to change pending completion of the audit

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Regenerative Medicine, LLC was organized in September of 2014 in the State of Delaware as a limited liability company and maintains its headquarters in Greenwich, Connecticut. On September 4, 2024 the Company underwent a statutory merger and converted to RegenMed, Inc. (the "Company"), a Delaware, Corporation.

The company was originally formed to support the clinical translation of evidence-based regenerative medicine, a $48 billion market forecast to grow to $195 billion by 2032.

In 2017, recognizing the poor quality if not absence of evidence supporting the promising field of regenerative medicine, the Company began developing the technical platforms and processes necessary to support providers and industry in generating such evidence, with a particular focus on "real-world evidence". The U.S. FDA, policymakers, and the private sector have recognized the importance of real-world evidence in supporting regulatory decision-making, value-based care, and health equity.

Since then, the Company has launched the patented inCytes™ and Benchmarc™ platforms, and related services supporting healthcare clients in North America, Europe, Latin America and Southeast Asia in generating clinical, scientific and financial value through regulatorily-compliant real-world evidence. The Company's revenue model is clinical research software-as-a-service provided to for-profit and not-for-profit healthcare businesses.

The Company's clients include small and large provider groups, as well as healthcare product manufacturers and distributors. The Company is product-agnostic, and its real-world evidence programs are used in the context of a variety of medical specialties and indications.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation – Foreign Operations.

The financials of the Company include its wholly-owned subsidiary, Regen Med Europe, an entity operating out of Spain. All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among these risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates.

In 2024 and 2023, the Company reported ($5,567) and $9,100, respectively, in earnings from foreign subsidiaries. Net assets of foreign operations were $95,257 and $100,825 as of December 31, 2024, and 2023, respectively.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date, while income statement amounts have been translated using the average exchange rate for the year. Foreign currency transaction losses (gains) resulting from exchange rate fluctuations on transactions denominated in a currency other than the functional currency totaled approximately $6,317 in 2024 and ($2,735) in 2023.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $36,268 and $60,817 in cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Restricted cash consists of cash owned, but not accessible by the Company as of year-end. Restricted cash as of the years ended December 31, 2024 is 9,392 is held by Start Engine as escrow amounts held back Company's crowdfund offering for the years ended December 31, 2024.

Capitalized Internal-Use Software Costs

The Company adheres to Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other, regarding the accounting treatment of computer software developed for internal use and web-based product development costs. ASC 350 mandates the capitalization of qualifying computer software costs incurred during the application development stage, with subsequent amortization over the asset's estimated useful life on a straight-line basis.

Preliminary project activities and post-implementation costs are expensed as they are incurred.

In accordance with these guidelines, the Company has capitalized its development and R&D costs associated with its cloud-based platforms/software. These costs are amortized on a straight-line basis over their estimated useful lives of 10 years as determined by the Company.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by providing access to its inCytes™ and Benchmark platforms through subscription models, case usage fees, Circle study protocols, and support services. Payments are generally collected at the time of service or initiation of services. The primary performance obligation of the Company is to provide access to the inCytes™ and Benchmark platforms and deliver requested support services.

Revenue is recognized at the time the service is provided or access is granted, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of services) for its right to recover products/services from customers on settling the refund liability.

Subscription fees are typically collected monthly in advance, and revenue is recognized monthly as the service is provided. Case usage fees are billed monthly in arrears, with revenue recognized based on usage. Circle study protocols involve an initial payment and a subsequent payment based on the client type, with revenue recognized upon delivery of the protocol. Support services, both clinical/scientific and technical, are prepaid, and revenue is recognized as services are delivered.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of various operational costs essential for business management and administration, primarily including payments for supplies, insurance, information technology, and miscellaneous general administration expenses.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As noted in Note 5, the Company entered into a convertible note agreement totaling $2,082,100 to its controlling member, the Tierney Family 2007 Spray Trust (the "Trust").

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes

The Company entered into new convertible note agreements with its major and controlling member, the Tierney Family 2007 Spray Trust (the "Trust"), for a total of $2,082,100. These notes carry an interest rate of 12% and are to be repaid upon demand by the holder on or before maturity in June 2028. The notes may be converted into units of interest or shares of stock in the Company once it converts into a corporation, at a 30% discount during a change of control or a qualified financing event. The note converted to equity in 2024.

NOTE 6 – EQUITY

The Company has authorized 15,000,000 of Class A voting shares and 15,000,000 Class B Non-voting shares with a par value of $0.001 per share. 1,741,192 Class A shares and 422,242 were issued and outstanding as of 2024.

The Company has authorized 10,000,000 of preferred shares with a par value of $0.001 per share. No shares were issued and outstanding in 2024.

CERTIFICATION

I, Michael P Tierney, Principal Executive Officer of RegenMed, Inc., hereby certify that the financial statements of RegenMed, Inc. included in this Report are true and complete in all material respects.

Michael P Tierney

CEO